Deshyo LLC
Statements of Changes in Members' Equity
From July 2, 2017 (Inception) to Decmber 31, 2017
(Unaudited)

	Membership Units		Paid-in-Capital	Accumulated Deficit	Total Members' Equity
	Units	Amount			
Balance, July 2, 2017 (Inception)	-	$ -	$ -	$ -	$ -
					-
Issuance of units and contributed capital	7,500,000		5,100		5,100
Paid in capital - purchase rights			5,000		5,000
Net loss				(8,953)	(8,953)
Balance, December 31, 2017	7,500,000	$ -	$ 10,100	$ (8,953)	$ 1,147